Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

June 29, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Supplemental Report- Class Action Lawsuit against Pelephone – Filing of an Appeal against the Judgment of April 5, 2020

Bezeq hereby supplements its immediate report from August 6, 2019 (Reference No. 2020-01-031795) and Section 3.16.1. of the chapter describing Bezeq’s business in Bezeq’s 2019 annual report (and the update to that section in Bezeq’s quarterly report for the quarter ended March 31, 2020).

As previously reported, a judgment had been issued by the Lod-Center District Court dismissing a motion for class action for a claim that had been filed against Bezeq’s subsidiary Pelephone Communications Ltd. (hereinafter, "Pelephone") and against another cellular company, which claim had asserted that Pelephone and that other company do not allow their subscribers to make full use of pre-purchased “travel packages”.

Bezeq hereby reports that on June 29, 2020, Pelephone received a notice regarding the filing of an appeal of that dismissal by the parties seeking to approve the class action motion.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.